UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

CONTACTS:

Daphne Huang VP, CFO (914) 345-9001 Daphne.Huang@taro.com	William J. Coote AVP, Treasurer and Investor Relations – Interim CFO (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 30, 2021

Hawthorne, NY, July 27, 2021 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) today provided unaudited financial results for the quarter ended June 30, 2021.

Quarter ended June 30, 2021 Highlights - compared to Quarter ended June 30, 2020

•	Net sales increased $29.5 million, or 25.1%, to $147.1 million.
•	Gross profit increased $12.8 million to $77.7 million (52.8% of net sales compared to 55.2%).
•	Research and development expenses of $13.0 million were in line with the prior year quarter.
•	Selling, marketing, general and administrative expenses of $24.0 million, increased $1.7 million.
•

Settlements and loss contingencies of $60.0 million reflect an additional legal contingency provision related to ongoing multi-jurisdiction civil antitrust matters. In the prior year quarter, settlements and loss contingencies of $478.9 million reflects the one-time settlement charge of $418.9 million related to the global resolution of the Department of Justice (DOJ) investigations into the U.S. generic pharmaceutical industry; and a provision of $60.0 million related to the multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating loss of $(19.2) million compared to $(449.2) million. Excluding the settlement and loss contingencies charges in both periods, operating income was $40.8 million as compared to $29.8 million, an increase of $11.0 million, and as a percentage of net sales was 27.8% as compared to 25.3%.

•	Interest and other financial income of $3.0 million decreased $4.3 million, reflecting the continuing lower global interest rate environment.
•	Foreign Exchange expense of $0.3 million compared to income of $0.2 million in the comparable quarter ─ an unfavorable impact of $0.5 million.
•

Tax expense of $2.7 million compared to $8.9 million. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate for the quarter was 6.1% as compared to 23.4%.  The reduced tax rate is primarily the result of acquired net operating losses.

•

Net loss attributable to Taro was $(18.8) million as compared to $(434.9) million. Excluding the settlement and loss contingencies charges in both periods, net income was $41.2 million compared to $29.0 million. Diluted loss per share for the quarter was $(0.50) as compared to $(11.37).  Excluding the settlement and loss contingencies charges in both periods, diluted earnings per share was $1.09 as compared to $0.76.

Cash Flow and Balance Sheet Highlights

•	Cash flow provided by operations was $44.0 million compared to $64.1 million for the three months ended June 30, 2020.
•

As of June 30, 2021, cash and cash equivalents and marketable securities (both short and long-term) of $1.59 billion increased $13.5 million from March 31, 2021.  Cash and cash equivalents reflects the impact from the share repurchases of $18.3 million.

Mr. Uday Baldota, Taro’s CEO stated, “We are satisfied with this quarters’ results though we remain cautiously optimistic given the continuing challenging generic landscape and the uncertainty in the marketplace brought about by the recent uptick in the COVID cases.  Our R&D investment stays on course and we continue to explore inorganic strategic growth opportunities.”

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”), Clindamycin Phosphate Topical Lotion, 1%.  The Company currently has a total of nineteen ANDAs awaiting FDA approval, including five tentative approvals.

Share Repurchase Program – Maximizing Shareholder Value

On November 4, 2019, the Company announced that its Board of Directors approved a share repurchase of ordinary shares up to $300 million.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases (including Rule 10b5-1 trading plans), privately negotiated transactions, tender offer or other means, in accordance with applicable securities laws and other regulations.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

During the quarter, the Company repurchased 254,717 shares at an average price of $73.61. In total, through June 30, 2021, the Company has repurchased 586,750 shares at an average price of $74.53.

Form 20-F Filings with the SEC

On June 17, 2021, Taro filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2021.

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Taro cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2022.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended June 30,
	2021	2020
Sales, net	$147,113	$117,634
Cost of sales	69,415	52,688
Gross profit	77,698	64,946

Operating Expenses:
Research and development	12,952	12,932
Selling, marketing, general and administrative	23,976	22,248
Settlements and loss contingencies	60,000	478,924
Operating loss *	(19,230)	(449,158)

Financial income, net:
Interest and other financial income	(3,042)	(7,310)
Foreign exchange expense (income)	275	(197)
Other gain, net	384	549
Loss before income taxes	(16,079)	(441,102)
Tax expense	2,688	8,854
Net loss	(18,767)	(449,956)
Net loss attributable to non-controlling interest	—	(15,038)
Net loss attributable to Taro *	$(18,767)	$(434,918)

Net loss per ordinary share attributable to Taro:
Basic and Diluted *	$(0.50)	$(11.37)

Weighted-average number of shares used to compute net loss per share:
Basic and Diluted	37,794,430	38,258,337

* Excluding the settlement and loss contingencies charges of $60.0 million and $478.9 million, for the quarters ended June 30, 2021 and 2020, Operating income was $40.8 million and $29.8 million, Net income attributable to Taro was $41.2 million and $29.0 million, and basic and diluted earnings per share was $1.09 and $0.76, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	March 31,
	2021	2021
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$614,888	$605,177
Marketable securities	410,590	418,480
Accounts receivable and other:
Trade, net	216,833	213,539
Other receivables and prepaid expenses	55,596	53,347
Inventories	182,860	180,292
TOTAL CURRENT ASSETS	1,480,767	1,470,835
Marketable securities	568,878	557,209
Property, plant and equipment, net	202,031	205,508
Deferred income taxes	130,832	142,007
Other assets	30,797	31,314
TOTAL ASSETS	$2,413,305	$2,406,873

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$62,066	$61,166
Other current liabilities	667,084	615,135
TOTAL CURRENT LIABILITIES	729,150	676,301
Deferred taxes and other long-term liabilities	26,099	35,115
TOTAL LIABILITIES	755,249	711,416

Taro shareholders' equity	1,658,056	1,703,649
Non-controlling interest	—	(8,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,413,305	$2,406,873

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Quarter Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(18,767)	$(449,956)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,346	5,571
Realized gain on sale of long-lived assets	(4)	—
Change in derivative instruments, net	(166)	(923)
Effect of change in exchange rate on marketable securities and bank deposits	(589)	(1,728)
Deferred income taxes, net	11,244	(2,367)
(Increase) decrease in trade receivables, net	(3,295)	45,921
Increase in inventories, net	(2,568)	(13,150)
Increase in other receivables, income tax receivables, prepaid expenses and other	(2,598)	(3,462)
Increase in trade, income tax, accrued expenses and other payables	52,211	483,957
Expense from amortization of marketable securities bonds, net	2,179	247
Net cash provided by operating activities	43,993	64,110

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(3,855)	(5,133)
Investment in other intangible assets	(72)	(63)
Investment in marketable securities, net	(12,500)	(40,825)
Net cash used in investing activities	(16,427)	(46,021)

Cash flows from financing activities:
Purchase of treasury stock	(18,319)	—
Net cash used in financing activities	(18,319)	—

Effect of exchange rate changes on cash and cash equivalents	464	601
Increase in cash and cash equivalents	9,711	18,690
Cash and cash equivalents at beginning of period	605,177	513,354
Cash and cash equivalents at end of period	$614,888	$532,044

Cash Paid during the year for:
Income taxes	$3,333	$7,119
Cash Received during the year for:
Income taxes	$2,351	$—
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,225	$1,304
Non-cash financing transactions:
Purchase of treasury stock	$430	$—
Purchase (sale) of marketable securities	$3,179	$(745)

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 27, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director